Blue Hat Interactive Entertainment Technology

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

86-592-228-0081

January 19, 2024

Via Edgar

Gregory Herbers/Evan Ewing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Hat Interactive Entertainment Technology Amendment No. 1 to Registration Statement on Form F-3 Filed December 29, 2023 File No. 333-274893

Dear Mr. Herbers and Mr. Ewing:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of January 9, 2024 with respect to the Amendment No.1 to the Registration Statement on Form F-3 (File No. 333-274893) filed with the SEC on December 29, 2023 by Blue Hat Interactive Entertainment Technology (the “Company”). For your convenience, the texts of the Staff’s comments are set forth below followed by the Company’s responses in bold. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 2 to the Registration Statement on Form F-3 (the “F-3/A”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 1 to Form F-3 filed December 29, 2023
Prospectus Summary, page 1

1.	We note your response to prior comment 4 and reissue in full.

Response: In response to the Staff’s comment, the Company has added a subsection of “Summary of Risk Factors” on pages 8-9 of the F-3/A.

Risk Factors, page 9

2.	We note your response to prior comment 7. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comment, the Company has added certain risks factors related to doing business in China on pages 11-14 of the F-3/A.

We thank you for the review and the comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Xiaodong Chen
Xiaodong Chen
Chief Executive Officer and President (Principal Executive Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP